19010949

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

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SEC FILE NUMBER
8-43930

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 09/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Presidential Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5445 DTC Parkway, Suite 1100
(No. and Street)

Greenwood Village	CO	80111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Campen 303-694-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding & Hittesdorf, P.C.
(Name – *if individual, state last, first, middle name*)

650 S. Cherry St., Suite 1050	Denver	CO	80246
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets

DEC 03 2019

RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Campen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Presidential Brokerage, Inc., as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

BRAD DOWELL
Notary Public
State of Colorado
Notary ID # 20064015263
My Commission Expires 04-19-2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRESIDENTIAL BROKERAGE, INC.
(SEC File No. 8-43930)

Report of Independent Registered Public Accounting Firm
on Financial Statements and Supplemental
Schedules for the Fiscal Period Ended September 30, 2019
Including Report of Independent Registered Accounting Firm on Exemption Report
and Independent Accountants' Agreed-Upon Procedures Report on
Schedule of Assessment and Payments (Form SIPC 7)

PRESIDENTIAL BROKERAGE, INC.

TABLE OF CONTENTS

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Presidential Brokerage, Inc.
Greenwood Village, Colorado

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Presidential Brokerage, Inc. (an S-Corporation) as of September 30, 2019, the related statements of operations, changes in shareholders' equity, and cash flows for the period of January 1, 2019 through September 30, 2019, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Presidential Brokerage, Inc. as of September 30, 2019, and the results of its operations and its cash flows for the period January 1, 2019 through September 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Presidential Brokerage, Inc.'s management. Our responsibility is to express an opinion on Presidential Brokerage, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Presidential Brokerage, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Presidential Brokerage, Inc.'s financial statements. The supplementary information is the responsibility of Presidential Brokerage, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harding and Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants
We have served as Presidential Brokerage, Inc.'s auditor since 2009.
Denver, Colorado
November 29, 2019

PRESIDENTIAL BROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2019

ASSETS

Cash and cash equivalents	$	224,137
Due from clearing house	$	38,052
Accrued revenue	$	21,017
Payroll Advances	$	2,500
Prepaid Expenses	$	39,215
Office equipment, furniture and leasehold improvements, at cost, less accumulated depreciation of $318,856	$	4,900
Clearing deposit	$	100,434
Deposit	$	38,995
Operating Lease Right of Use Asset	$	678,779
TOTAL ASSETS	$	1,148,030

The accompanying notes are an integral part of these financial statements.

PRESIDENTIAL BROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2019

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	22,578
Accrued expenses	$	17,139
Accrued contingent liability	$	71,975
Commissions payable	$	71,999
Operating Lease liabilities	$	678,778
TOTAL LIABILITIES	$	862,469
COMMITMENT (Note 4)		
STOCKHOLDERS' EQUITY:		
Common stock, at a stated value of $0.05 per share; authorized 10,000,000 shares, 6,971,874 shares issued and outstanding	$	354,343
Treasury Stock	$	(1,001)
Additional paid in capital	$	921,193
Retained deficit	$	(988,975)
TOTAL STOCKHOLDERS' EQUITY	$	285,560
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,148,030

The accompanying notes are an integral part of these financial statements.

PRESIDENTIAL BROKERAGE, INC.

STATEMENT OF OPERATIONS

FOR THE PERIOD JANUARY 1, 2019 - SEPTEMBER 30, 2019

REVENUES:		
Total services	$	2,714,247
TOTAL REVENUE	$	2,714,247
OPERATING EXPENSES:		
Salaries and commissions	$	1,521,544
Rent	$	306,481
Advertising	$	126,355
Payroll and other taxes	$	111,995
Other operating	$	164,042
Office expense	$	4,470
Insurance	$	65,699
Outside services	$	110,005
Brokerage charges	$	151,075
Telephone	$	37,312
Registration fees	$	31,113
Client costs	$	32,001
Travel and entertainment	$	46,698
Depreciation	$	8,194
TOTAL EXPENSES	$	2,716,982
NET LOSS	$	(2,735)

The accompanying notes are an integral part of these financial statements.

PRESIDENTIAL BROKERAGE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Treasury Stock				
	Shares	Amount	Shares	Amount	Paid-in Capital	Retained Earnings	Total
BALANCE, JANUARY 1, 2019	6,675,349	$ 354,343	-	-	$ 921,193	$ (986,239)	$ 289,297
Stock repurchase	296,525		(296,525)	$ 51,999			
Net loss	-	-	-	-	$ -	(2,735)	$ (2,735)
BALANCE, SEPTEMBER 30, 2019	6,971,874	$ 354,343	$ (296,525)	$ 51,999	$ 921,193	$ (988,974)	$ 286,562

The accompanying notes are an integral part of these financial statements.

PRESIDENTIAL BROKERAGE, INC.

STATEMENT OF CASH FLOWS

FOR THE PERIOD JANUARY 1, 2019 - SEPTEMBER 30, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	(2,735)
Non-cash items:		
Depreciation	$	8,194
Increase (decrease) in cash resulting from change in:		
Due from clearing house	$	70,702
Prepaid Expenses	$	(33,799)
Accrued revenue	$	122
Accounts payable	$	(50,961)
Accrued expenses	$	45,616
Commissions payable	$	(52,438)
NET CASH USED FOR OPERATING ACTIVITIES	$	(15,299)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of office equipment and leasehold improvments	$	(13,095)
Deposit paid	$	(6,426)
NET CASH USED FOR INVESTING ACTIVITIES	$	(19,521)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Treasury Stock Sale and Repurchase	$	51,999
NET CASH PROVIDED BY FINANCING ACTIVITIES	$	51,999
NET INCREASE IN CASH AND CASH EQUIVALENTS	$	17,179
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	$	206,958
CASH AND CASH EQUIVALENTS, END OF YEAR	$	224,137

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Organization

Presidential Brokerage, Inc. (an S corporation) (the "Company") was incorporated in the state of California on June 25, 1991. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and with the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC"). The Company's securities is limited to introducing and forwarding securities on a fully disclosed basis to a carrying broker-dealer. The Company as a matter of policy does not hold funds or securities for customers or owe money or securities to customers.

Cash and Cash Equivalents

Investments with original maturities of three months or less are classified as cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated principally by the straight-line method over a useful life of five to seven years. Leasehold improvements are amortized over the life of the lease. Maintenance and repairs are expensed as incurred. Major betterments are capitalized. The Company takes advantage of Internal Revenue Code Section 179 allowing depreciation write-offs of up to $1,000,000 in year of acquisition. This method of writing off up to $1,000,000 in the year of acquisition is not a generally accepted accounting principle; however, the GAAP calculated depreciation did not vary materially from the tax method considering the financial statements taken as a whole.

Fiscal Year Change

Effective September 30, 2019 the Company changed its fiscal year end from December 31 to September 30. Accordingly, these financial statements represent the period from January 1, 2019 to September 30, 2019.

1. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company, with consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. However, the Company operates in California which imposes a minimum franchise tax of $800.

The Company records a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company's evaluation on September 30, 2019 revealed no uncertain tax positions that would have a material impact on the financial statements. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

Interest and penalties associated with the Company's tax positions are reflected as interest expense in the financial statements. There were no interest or penalties incurred during the fiscal year ended September 30, 2019.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Advertising Costs

Advertising costs are expensed as incurred.

1. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

Management has evaluated events thorough the auditors' report date, which is the date the financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

Financial Advisory Services and Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures. The company adopted this ASU in January 2019 using a modified retrospective approach. The ASU did not have a material impact on the Company's financial condition, results of operations or cash flows for the period ending September 30, 2019.

The Company offers clients a wide range of investment services that includes money management, comprehensive financial planning, and tax planning and preparation. Clients can choose from an array of services that best fits their situation, each having a separate fee structure. The annual fees for Investment Advisory Services for retail clients are based upon a percentage of assets under management and generally range from 0.50% to 2.00%. Some clients have elected to pay commissions in lieu of advisory fees. In those cases, the client does not pay an annual fee for Investment Advisory Services. Generally, fees for Investment Advisory Services are billed quarterly five days before each quarter-end. Fees are calculated based upon the value plus accrued interest.

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

1. Summary of Significant Accounting Policies (Continued)

Brokerage Services and Revenue Recognition

The Company buys and sell securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to or from the customer.

2. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of $100,000. At September 30, 2019, the Company's net capital was $199,949.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Such exemption is in accordance with paragraph (k) (2) (ii) of the Rule.

3. Retirement Plan

The Company provides a 401(k) profit sharing plan which covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. The Company does not match contributions.

4. Commitment and Contingencies

Lease Commitment

The non-cancellable Denver lease expired May 31, 2014. The Company signed a third amendment to a non-cancellable lease effective September, 2013, referred to as an Expansion Lease for additional rentable space through May, 2021. Monthly rent is $27,000.

The Company signed a lease agreement for an executive office in Colorado Springs effective July 2018 for a 6 month term and renewed the lease on January 1, 2019 for 6 months ending on June 30, 2019. It was renewed July 1, 2019 for a 6 month term ending on December 31, 2019. The monthly rent is $875.

The Loveland, Colorado lease was signed in July, 2011. Monthly rent was $7,765. The lease expired on January 31, 2019. The Company signed a sub-lease to relocate the Loveland office effective January 1, 2019 for a 14 month term expiring on February 29, 2020. The monthly rent is $5,363. A new lease was signed starting March 1, 2020 through August 31, 2021 with a monthly rent of $6,426.

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in two noncancelable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the total value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The ROU asset is subsequently measured

throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have Alease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company has an obligation as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the year ended September 30, 2019 are as follows:

Operating lease cost	$289,687
Variable lease cost	$ 16,794
Total lease cost	$306,481

Amounts reported in the consolidated balance sheet as of September 30, 2019 were as follows:

Operating leases:	
Operating lease ROU assets	$678,778
Operating lease liabilities	$678,778

Other information related to leases as of September 30, 2019 was as follows:

Supplemental cash flow information:

Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash flow from operating leases	$131,722
ROU assets obtained in exchange for lease obligations:	
Operating leases	$810,500
Reductions to ROU assets resulting from reductions to lease obligations:	
Operating leases	($131,722)
Weighted average remaining lease term:	
Operating leases	2.5 years
Weighted average discount rate:	
Operating leases	0%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under noncancelable operating leases as of September 30, 2019 are as follows:

2020	$398,422
2021	$280,356
Total lease liabilities	$678,778

Contingencies

The Company is from time to time subject to claims and suits arising in the ordinary course of its business. The Company accrues for potential liabilities involved in these matters as they become known and can be reasonably estimated. For the fiscal year ended September 30, 2019, the Company has accrued a liability of $71,975 for potential claims.

5. Common Stock Issued and Repurchased

During 2019 the firm reissued common shares from Treasury totaling 323,525 to a former employee as a reversal of a repurchase initiated in 2018. Accordingly, a $52,000 note payable to the former employee was also reversed.

During 2019 the firm repurchased shares from one employee. The total number of shares repurchased were 27,000 at a cost of $1 and were place in Treasury in anticipation of future reissuance.

PRESIDENTIAL BROKERAGE, INC.

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL,
MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

SEPTEMBER 30, 2019

COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED

STOCKHOLDERS' EQUITY	$285,560
DEDUCTIONS:	
Non-allowable assets	(85,611)
NET CAPITAL	$199,949
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $100,000)	$100,000

AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS	$183,691
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	91.87

There were no material differences between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Presidential Brokerage, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Presidential Brokerage, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Presidential Brokerage, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Presidential Brokerage, Inc. stated that Presidential Brokerage, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Presidential Brokerage, Inc. 's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Presidential Brokerage, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harding & Hittesdorf, P.C.
HARDING AND HITTESDORF, P.C.
Denver, Colorado
November 29, 2019

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Presidential Brokerage, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Presidential Brokerage, Inc. and the SIPC, solely to assist you and SIPC in evaluating Presidential Brokerage, Inc.'s compliance with the applicable instructions of General Assessment Reconciliation (Form SIPC-7) for the period ended September 30, 2019. Presidential Brokerage, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the period ended September 30, 2019 with the Total Revenue amount reported in the Form SIPC-7 for the period ended September 30, 2019, noting a $2,766 difference;

3. Compared any adjustments reported in the Form SIPC-7 with supporting schedules and working papers, noting a $269 difference;

4. Recalculated the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting a $270 difference; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Presidential Brokerage Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the period ended September 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Presidential Brokerage, Inc.'s and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Harding & Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Denver, Colorado
November 29, 2019

SCHEDULE I

PRESIDENTIAL BROKERAGE, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2019

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, since the Company's activities are limited to those which qualify for an exemption under paragraph (k) (2) (ii) of the Rule.

SCHEDULE II

PRESIDENTIAL BROKERAGE, INC.;

ASSERTIONS REGARDING EXEMPTION PROVISIONS.

We, as members if management of Presidential Brokerage, Inc. (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities and Exchange Commission 9"SEC") and the broker or dealer's designated examining authority ("DEA"). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based on a review of the assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the twelve month period from January 1, 2019 through September 30, 2019.

Presidential Brokerage, Inc.

By:

Anthony Campen CEO 11/27/19
Date

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended ______________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

43930 FINRA SEP
PRESIDENTIAL BROKERAGE, INC.
5445 DTC PKWY STE 1100
GREENWOOD VILLAGE, CO 80111-3056

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 182
   B. Less payment made with SIPC-6 filed (exclude interest) ( )
   ______________ Date Paid
   C. Less prior overpayment applied (37)
   D. Assessment balance due or (overpayment) ______
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______
   F. Total assessment balance and interest due (or overpayment carried forward) $ 145
   G. PAYMENT: √ the box
   Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
   Total (must be same as F above) $ 145
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Presidential Brokerage, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 14 day of November, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2019
and ending 9/30/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,714,247
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,437,344
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	151,344
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $4,372	
Enter the greater of line (i) or (ii)	4,672
Total deductions	2,593,090
2d. SIPC Net Operating Revenues	$121,157
2e. General Assessment @ .0015	$182
	(to page 1, line 2.A.)